BB 3/11

SECURIT 09056736 SSION

MAR 02 2009

Washington, DC 106

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2007
Estimated average burden hours per response	. . . 12.00

SEC FILE NUMBER
8- 48011

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RenCap Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 3rd Avenue, 20th Floor

(No. and Street)

NEW YORK,	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Simone **(646) 216-1733**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthonv Simone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of RenCap Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEPHANIE PAOLA GUITY
Notary Public - State of New York
NO. 01GU6110028
Qualified in Kings County
My Commission Expires 05-24-2012

Signature

CFO

Title

Notary Public 2/25/09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RenCap Securities, Inc.

Statement of Financial Condition

December 31, 2008

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

Report of Independent Registered Public Accounting Firm to the stockholder and Board of Directors of RenCap Securities, Inc.

RenCap Securities, Inc.

We have audited the accompanying statement of financial condition of RenCap Securities, Inc. (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RenCap Securities, Inc. at December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 24, 2009

A member firm of Ernst & Young Global Limited

RenCap Securities, Inc.

Statement of Financial Condition

December 31, 2008

Assets	
Cash	$ 13,041,625
Receivables from clearing broker	408,525
Due from affiliates	1,933,376
Fixed assets, net	4,390,750
Other assets	504,169
Income tax receivable	917,186
Total assets	$ 21,195,631
Liabilities and stockholder's equity	
Liabilities:	
Accrued compensation payable	$ 2,575,133
Other accounts payable and accrued expenses	1,831,421
Deferred income taxes	139,451
Due to affiliates	3,132,289
Total liabilities	7,678,294
Total Stockholder's equity	13,517,337
Total liabilities and stockholder's equity	$ 21,195,631

See the accompanying notes to the statement of financial condition.

1. Organization

RenCap Securities (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Renaissance UK Holdings Limited (the "Parent"), a UK registered company, which is a wholly-owned subsidiary of Renaissance Financial Holdings Limited, a limited liability company incorporated in Bermuda. The financial statements of the Parent are consolidated in the financial statements of the holding company, Renaissance Holdings Management Limited ("RHML"). RHML is primarily engaged in the Russian and CIS financial markets and provides a full range of financial services to clients. RCHL is incorporated in Hamilton, Bermuda.

The Company is engaged principally in the purchase and sale of American Depository Receipts, Global Depository Receipts and local shares linked to the Russian equity market. Trades are executed on an agency basis. The Company provides its foreign affiliates with access to financial institutions primarily located in the United States and Latin America. In exchange for these services the Company earns a net share of commission and brokerage income.

2. Significant Accounting Policies

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities transactions

Securities transactions are recorded on a trade date basis.

Fixed assets

Furniture, equipment and computer software are carried at cost and are depreciated on a straight-line basis using the estimated useful lives of the respective assets, ranging from three to five years.

Leasehold improvements are being amortized on a straight-line basis over the shorter of the estimated useful life of the improvement or the term of the lease.

2. Significant Accounting Policies (continued)

Income taxes

The Company accounts for taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes.

Deferred income tax assets and liabilities are determined based upon differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to effect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

On July 13, 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 provides guidance on how uncertain tax provisions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. On February 1, 2008, the FASB issued FASB Staff Position (FSP) FIN 48-2, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises, deferring the effective date of FIN 48 for certain nonpublic enterprises. The FSP defers the effective date of FIN 48 for eligible entities until annual financials statements for fiscal years beginning after December 15, 2007. On December 30, 2008, the FASB issued FSP FIN 48-3, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises, which further delays the effective date of FIN 48, for certain nonpublic enterprises until annual financial statements for fiscal years beginning after December 15, 2008. The Company is eligible for the effective date deferral in FSP FIN 48-3. Management is evaluating the implications of FIN 48 and its impact on financial statements has not yet been determined.

Foreign currencies

Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange.

3. Net Capital and Other Regulatory Requirements

The Company, a registered broker dealer, is subject to Rule 15c3-1, the Uniform Net Capital Rule, of the Securities and Exchange Commission ("SEC"). This rule requires the maintenance of minimum net capital. The company utilized the alternative method available under this rule and is required to maintain $250,000 in minimum net capital. At December 31, 2008, the company had net capital of $5,889,153 which was $5,639,153 in excess of the required minimum net capital.

Advances, dividends, and capital withdrawals may be limited by various regulations in order to maintain required minimum net capital.

Proprietary balances, if any, held at the Company's clearing broker ("PAIB assets") are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the clearing broker, which require, among other things, that the clearing broker performs computations for PAIB assets and segregates certain balances on behalf of the Company, if applicable.

With respect to its introduced customer transactions in domestic securities, the Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule. With respect to transactions in foreign securities the Company operates pursuant to the exemption from Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

4. Receivables from Clearing Broker

The Company introduces and clears certain customer trades on a fully disclosed basis through its clearing broker, Penson Financial Services, Inc. In the normal course of business the Company will have unsettled securities transactions, which normally settle in three business days. At December 31, 2008 the total amount due from Penson Financial Services, Inc. was approximately $400,000.

5. Fixed assets

Fixed assets at December 31, 2008 consist of the following:

Equipment	$ 952,067
Leasehold improvements	3,676,446
Computer software	75,649
Furniture and fixtures	424,539
	5,128,701
Less accumulated depreciation and amortization	(737,951)
	$ 4,390,750

6. Income taxes

The deferred income taxes are provided for the differences between the tax bases of fixed assets and their reported amounts for financial statement purposes. These temporary differences will result in future income or deductions for income tax purposes and are measured using the enacted tax rates that will be in effect when such items are expected to reverse.

At December 31, 2008, net deferred tax liabilities are primarily attributed to differences in depreciation.

7. Related Party Transactions

Commission and brokerage income are earned by the Company for extending the affiliate's purchases and sales of American Depository Receipts, Global Depository Receipts and local shares linked to the Russian equity market. Related trades are executed on an agency basis. The Company is compensated on a "cost plus" method and as a result a portion of the earned commission and brokerage income is retroceded to a foreign affiliate. Included in due to affiliates on the Statement of Financial Condition is approximately $2.6 million related to this cost plus arrangement. Also included in due to affiliates are approximately $563 thousand in costs that were paid on behalf of the Company.

Amounts due from affiliate generally arise from costs paid by the Company on behalf of its affiliates. At December 31, 2008, this amounted to approximately $1.5 million. The remaining balance of approximately $ 411 thousand is commissions owed to the Company.

8. Commitments, Contingent Liabilities and Concentration of Credit Risk

The Company leases office space under a non cancellable operating lease. Minimum future rental payments remaining under the lease as of December 31, 2008 are as follows:

Year ending:	Minimum Rental
2009	$ 599,625
2010	599,625
2011	599,625
2012	615,000
2013	645,750
Thereafter	2,367,750
	$ 5,427,375

The operating lease expires in August 2017 and is subject to escalations.

Pursuant to a clearing agreement with Penson Financial Services, Inc., the Company introduces all of its domestic securities transactions to its clearing broker on a fully disclosed basis.

The Company applies the provision of FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. In that regard, the Company has agreed to indemnify, without limit, its clearing broker for losses that they may sustain from the customer accounts introduced by the Company. At December 31, 2008, there were no significant unsecured customer balances maintained by its clearing broker and subject to such indemnification. Customer transactions introduced by the Company are typically collateralized by customer securities or supported by other types of recourse provisions. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. At December 31, 2008 and during the year then ended, there were no amounts to be indemnified to the clearing broker for these accounts.

Trades during 2008 were executed on an agency basis.

The Company maintains its cash balances (in non-interest bearing accounts) with one major financial institution which has elected to participate in the FDIC's Transaction Account Guarantee Program ("TAGP"). The TAGP provides 100% deposit insurance coverage for non-interest-bearing transaction accounts.

9. Fair value of financial instruments

SFAS No. 107, Disclosure about Fair Value of Financial Instruments, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the Statement of Financial Condition. Management estimates that the fair value of financial instruments recognized in the Statement of Financial Condition (including receivables and payables), approximates their carrying value.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("FAS 157"). FAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company adopted FAS 157 as of the beginning of 2008. There was no transition adjustment related to the adoption of FAS 157.

FAS 157 applies to all financial instruments that are measured and reported on a fair value basis. FAS 157 defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

Fair Value Hierarchy

FAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs other than the quoted prices in active markets that is observable either directly or indirectly;

Level 3: Unobservable inputs in which there is little or no market data, which requires the Company to develop its own assumptions.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The Company had no assets or liabilities measured at fair value under SFAS No. 157 as of December 31, 2008.

9. Fair value of financial instruments (continued)

Fair Value Option

FASB Statement No. 159 provides a fair value option election that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The fair value option has been not been elected for any financial assets or liabilities.

10. Incentive Compensation Plans

Certain employees of the Company participate in the RHML's various long-term incentive compensation plans (the "Plans"). The Plans primarily consist of deferred cash, equity of RHML, and equity tracker awards which are subject to certain vesting provisions. These awards are expensed over the vesting period.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young

Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 130,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve potential.

www.ey.com

Statement of Financial Condition

RenCap Securities, Inc.
December 31, 2008
With Report of Independent Registered Public Accounting Firm